Exhibit 99.20

CONSENT OF SHAWN WILSON

March 31, 2022

VIA EDGAR

United States Securities and Exchange Commission

Re:	Americas Gold and Silver Corporation (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2021 (the “Form 40-F)

I, Shawn Wilson hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (collectively the “Technical Reports”):

•	Technical report titled “Technical Report on the San Rafael Mine and the EC120 Preliminary Feasibility Study, Sinaloa, Mexico”, dated May 17, 2019,

and in connection with reference to my involvement in the preparation of the following estimates (collectively the “Mineral Estimates”):

•	Mineral reserve estimate titled “San Rafael Mineral Reserve estimate”, effective June 30, 2020
•	Mineral reserve estimate titled “El Cajón Mineral Reserve estimate”, effective June 30, 2020
•	Mineral reserve estimate titled “Zone 120 Mineral Reserve Estimate”, effective June 30, 2020
•	Mineral reserve estimate titled “Relief Canyon Mineral Reserve Estimate”, effective June 30, 2020 and to references to the Technical Reports and the Mineral Estimates, or portions thereof, in the Form 40-F and the Annual Information Form of the Company for the fiscal year ended December 31, 2021 (the “AIF”), and to the inclusion or incorporation by reference of the information derived from the Technical Reports and the Mineral Estimates related to me in the Form 40-F and the AIF. This consent extends to any amendments to the Form 40-F.

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation of the Technical Reports and the Mineral Estimates, and to the inclusion or incorporation by reference of the information derived from the Technical Reports and the Mineral Estimates related to me in the registration statement (No. 333-240504) on Form F-10.

/s/ Shawn Wilson
Shawn Wilson